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                                                                    EXHIBIT 99.1

               HOLLINGER CANADIAN NEWSPAPERS, LIMITED PARTNERSHIP
                          HOLLINGER INTERNATIONAL INC.
                                 HOLLINGER INC.

               HOLLINGER CANADIAN NEWSPAPERS, LIMITED PARTNERSHIP
            CONSTITUTES A COMMITTEE TO CONSIDER A POSSIBLE OFFER FOR
                        UNITS HELD BY THE PUBLIC MINORITY

         TORONTO - SEPTEMBER 11, 2001: Hollinger Canadian Newspapers, Limited Partnership ("Hollinger L.P.") (TSE:HCN.UN), Hollinger International Inc. ("Hollinger") (NYSE: HLR) and Hollinger Inc. (TSE: HLG) announce that Hollinger L.P. has constituted a committee of independent directors to explore with Hollinger the possibility of an offer to purchase the units of Hollinger L.P. not held by Hollinger, being approximately 24 million units. THE STRUCTURE AND TERMS OF ANY SUCH OFFER (INCLUDING THE FORM OF CONSIDERATION TO BE OFFERED) HAVE NOT BEEN PROPOSED AND THERE CAN BE NO ASSURANCE THAT ANY OFFER WILL BE MADE.

         The principal assets of Hollinger L.P. (in which Hollinger has an approximate 87% equity interest) comprise approximately CDN$260 million principal amount of subordinated debentures of a CanWest subsidiary, 8,164,800 non-voting shares and 816,480 Series 1 Preference shares (convertible into 122,472 non-voting shares) of CanWest, Hollinger L.P.'s trade publications and directory publishing division, newspapers located in Chatham and Sarnia and a group of paid and non-paid newspapers located principally in British Columbia.

         Hollinger is a global newspaper publisher with English-language newspapers in the United States, United Kingdom, Canada and Israel. Its assets include Telegraph Group Limited in Britain, the Chicago Sun-Times, The Jerusalem Post, a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets.

FOR MORE INFORMATION CONTACT:

PETER Y. ATKINSON
Executive Vice-President and General Counsel
Hollinger Inc.
Tel:  (416) 363-8721